The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated November 19, 2013

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 1,164 to Registration Statement No. 333-178081 Dated November , 2013 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Subordinated Notes Due 2025

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Subordinated Notes Due 2025 (the “notes”) described below on a global basis.  We may not redeem the notes prior to the maturity thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes”  and in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and “Description of Debt Securities—Subordination Provisions,” in each case subject to and as modified by the provisions described below.

Principal Amount:	$	Interest Payment Period:	Semi-annual
Maturity Date:	November 24, 2025	Interest Payment Dates:	Each May 24 and November
Settlement Date			24, commencing on May 24,
(Original Issue Date):	November 22, 2013 (T+3)		2014
Interest Accrual Date:	November 22, 2013	Business Day:	New York
Issue Price:	%	Business Day Convention:	Following unadjusted
Specified Currency:	U.S. dollars	Minimum Denominations:	$1,000 and integral multiples
Redemption Percentage			of $1,000 in excess thereof
at Maturity:	100%	CUSIP:
Interest Rate:	% per annum	ISIN:
	(calculated on a 30/360 day	Other Provisions:	None
count basis)

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks.  See “Risk Factors” beginning on page PS-2.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including liquidity risk, market risk, credit risk, operational risk, competitive environment, legal risk and international risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors.

Our obligations under the notes will be subordinated. Holders of the notes should recognize that contractual provisions in the Subordinated Indenture, dated as of October 1, 2004, between us and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association), as trustee (the “Subordinated Debt Indenture”), may prohibit us from making payments on the notes.  The notes are subordinate and junior in right of payment, to the extent and in the manner stated in the Subordinated Debt Indenture, to all of our senior indebtedness.  The Subordinated Debt Indenture defines senior indebtedness, for purposes of the notes, as obligations of, or guaranteed or assumed by, Morgan Stanley for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any of that indebtedness or of those obligations. Nonrecourse obligations, the notes and any other obligations specifically designated as being subordinate in right of payment to senior indebtedness are not senior indebtedness as defined under the Subordinated Debt Indenture.  In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency, liquidation or similar proceedings under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  For additional information regarding the subordination provisions applicable to the notes, see “Description of Debt Securities—Subordination Provisions” in the accompanying prospectus.

As of September 30, 2013, the notes would have been subordinated to approximately $149 billion outstanding carrying amount of senior indebtedness. In addition, as a holding company, our assets consist primarily of equity in our subsidiaries and our ability to make payments on the notes depends on our receipt of dividends, loan payments and other funds from our subsidiaries.  If any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and our rights and your rights as a holder of the notes will be subject to that prior claim.  Moreover, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws, regulations and self-regulatory organization rules that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances.

There is no limit on our ability to issue or incur additional senior indebtedness.

In addition, we currently have outstanding subordinated debt securities issued under the Subordinated Debt Indenture as well as an amended and restated subordinated indenture, dated May 1, 1999, between us and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association (as successor in interest to Bank One Trust Company, N.A., successor to The First National Bank of Chicago)), as trustee (the “1999 Indenture”), with terms and conditions substantially similar to those of the notes.  At September 30, 2013, there was approximately $7.5 billion aggregate principal amount of such subordinated debt securities outstanding.  Approximately $3.7 billion of those subordinated debt securities were issued under the 1999 Indenture and contain certain acceleration provisions that could be triggered prior to the acceleration provisions of the notes.  Accordingly, the outstanding amount of those subordinated debt securities could become due and payable by acceleration prior to the notes.

Holders of the notes will have limited rights if there is a default. Payment of principal on the notes may be accelerated only in the event of certain events of bankruptcy, insolvency or reorganization of Morgan Stanley.  There is no right of acceleration in the case of default of payment of principal or interest on the notes or in the performance of any of our other obligations under the notes.  For additional information regarding defaults, events of default and acceleration under the Subordinated Debt Indenture, see “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On November   , 2013, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of       %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of       %, plus accrued interest, if any, less a combined management and underwriting commission of       % of the principal amount of the notes.

Name	Principal Amount of Notes

Morgan Stanley & Co. LLC	$
Total	$

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(1)      at any time to any legal entity which is a qualified investor as defined in the Prospective Directive;

(2)      at any time to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant agent, underwriter or dealer nominated by Morgan Stanley for any such offer; or

(3)      at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (1) to (3) above shall require us or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

WARNING: The contents of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

 None of the notes has been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.  None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or their contents has been reviewed by any regulatory authority in Hong Kong.  Accordingly, no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance.

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, none of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.  Where notes are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 except:

(1)  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) of the SFA or Section 276(4)(i)(B) of the SFA;

(2)  where no consideration is or will be given for the transfer;

(3)  where the transfer is by operation of law; or

(4) pursuant to Section 276(7) of the SFA.

The notes may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of the notes being a public offering in Switzerland within the meaning of the Swiss Federal Code of Obligations (“CO”). Neither this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as that term is understood pursuant to Article 652a or 1156 CO, and neither this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus nor any other offering material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland. The notes are not authorized by or registered with the Swiss Financial Market Supervisory Authority as a foreign collective investment scheme. Therefore, investors do no benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Financial Market Supervisory Authority.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.